SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所
AFFILIATE OFFICES

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG —————— TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	—————— BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON —————— BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

July 16, 2021

Confidential

Mr. Kevin Dougherty

Ms. Karina Dorin

Ms. Kimberly Calder

Ms. Diane Fritz

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BingEx Limited (CIK No. 0001858724)

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on June 10, 2021

Dear Mr. Dougherty, Ms. Dorin, Ms. Calder and Ms. Fritz,

On behalf of our client, BingEx Limited a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 7, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on June 10, 2021 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

U.S. Securities and Exchange Commission

July 16, 2021

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2021 and comparable financial information for the same period in 2020, and (ii) other information and data to reflect recent developments.

Comments in Letter Dated July 7, 2021

Cover Page

1.

Please revise your prospectus cover page and summary to discuss the dual-class nature of your common stock, the disparate voting rights of your Class A and Class B common stock, and the percent of the voting power each of your founders will own upon completion of the offering as a result of his ownership of common stock, including the portion attributable to his Class B common stock. In addition, please include a reference to the related risk factor in your Summary of Risk Factors on page 3.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 4 and 6 of the Revised Draft Registration Statement.

Prospectus Summary, page 1

2.

We note your disclosure that you are the largest independent on-demand dedicated courier service provider in China as measured by revenue in 2020, according to iResearch. In this regard, we note that certain of your apparent competitors appear to have greater revenues than you in 2020, such as Data Lexus Limited per its December 31, 2020 Form 20-F. Accordingly, please clarify your market of “independent on-demand dedicated courier service provider” and why you believe that distinction is material. In this regard, we note that while you characterize other as “captive dedicated courier service providers” such service providers also appear to service independent individual and business users.

The Company respectfully advises the Staff that the Company believes the distinction between independent and captive on-demand dedicated courier service providers is material as their operational focus differs from each other significantly.

U.S. Securities and Exchange Commission

July 16, 2021

Independent service providers allocate resources based on market demand, while, comparatively, captive players prioritize the demand from its associated e-commerce platform over market demand. This distinction of allocation of resources leads to a different delivery pattern between the two different models.

Furthermore, the independent service providers usually have their own brand and reach out directly to its customers. Their users generally have a higher conversion rate and stronger stickiness due to discretionary selection by the users. In contrast, the captive service providers generally act as the fulfillment department of the wider e-commerce platform business and do not have direct client outreach. Their users do not have full discretion over the choice of service providers and hence have lower conversion rate and stickiness in general.

Dada Nexus Limited is a local retail and delivery platform which engages in both on-demand delivery (including both dedicated courier services and order-merge services) and retail platform business. The majority of its revenues are commissions charged by its local retail O2O platform and the on-demand dedicated courier business represents a rather insignificant part of its total revenue. According to an independent third-party industry consultant, iResearch, the Company is the largest independent on-demand dedicated courier service provider in China.

3.

You disclose on page 2 and also within Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 74 that according to iResearch, your business model and positioning enable you to cover an average delivery distance of 7.1 kilometers and shorten your delivery time to 40 minutes on average, while achieving a low loss rate of 0.01% and a high customer satisfaction rate. Please disclose if you have achieved these results in your operations to date, or if these metrics are only theoretical achievements that your business model is capable of producing.

The Company respectfully advises the Staff that the Company has achieved the referenced results in its operations, and the referenced metrics are actual results, not just theoretical achievements that it is capable of producing. In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 76 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

July 16, 2021

Risk Factors

We collect, process and use data, some of which contains personal information. Any privacy or data security breach could damage..., page 18

4.

We note that the Cyberspace Administration of China has recently ordered subsidiaries of U.S. listed companies to stop accepting new registered users as part of a review of cybersecurity risks, as well as ordering others to take down their app entirely pending this review. We also note a recent announcement from the State Council of the PRC that it would act to strengthen the protection of sensitive data related to overseas listings, and consolidate the information security responsibilities of overseas listed companies. Please tell us what consideration you have given to the above-referenced actions and disclosing the attendant risks to you and this offering.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18–20 and 116–118 of the Revised Draft Registration Statement.

If our expansion into new geographical areas is not successful, our business and prospects may be materially and adversely affected, page 19

5.

We note your disclosure that certain of your local branches established with your geographic expansion have not been registered with local administrations. Please revise your disclosure to advise the status of any such registration and clarify whether you have been subject to any penalties, orders or other actions with respect to not registering such premises for business operations as branch offices.

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Revised Draft Registration Statement.

Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement..., page 52

6.

We note you disclose here that your post-offering memorandum and articles of association will provide that the federal district courts of the United States are the exclusive forum within the United States (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. However, you disclose on page 137 states that the United States District Court for the Southern District of New York shall be the exclusive forum in the United States for any action arising or related in any way to the federal securities laws of the United States. Please reconcile these disclosures.

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

July 16, 2021

Use of Proceeds, page 59

7.

We note that you intend to use the net proceeds from this offering to grow your customer base and increase your market penetration, build your brand image, invest in technology and research & development and general corporate purposes. Please revise to more clearly identify and provide more specific disclosure of the intended use of proceeds, including a description of any plans for each principal intended use and the amount intended for such portion of such planned use. In addition, please quantify the amount of offering proceeds that you may contribute or loan to your PRC subsidiary or VIE without needing to seek registration or approval.

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Revised Draft Registration Statement.

Dividend Policy, page 60

8.

Please expand your disclosure to discuss the implication of your holding company structure and consolidated PRC subsidiary and VIE on your ability to pay dividends. In this regard, we note your disclosure on page 83.

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Revised Draft Registration Statement.

Capitalization, page 61

9.	Please revise to clarify that KunPeng Limited is wholly-owned by your founder, chairman and chief executive officer, Mr. Peng Xue.

In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Impact of COVID-19 Pandemic on Our Operations and Financial Performance, page 76

10.

Please expand your disclosure to discuss any measures you took in response to COVID-19 and the negative impact of the same on your financial and operational performance. For example, we note you disclose on page 104 that you restricted work schedules for Flash-Riders.

In response to the Staff’s comment, the Company has revised the disclosure on pages 78–79 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

July 16, 2021

Results of Operations

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019, page 79

11.	Please explain the factors that lead to a decrease in Flash-Riders’ remuneration and incentives from 97.2% to 87.6% of your revenues from 2019 to 2020.

The Company respectfully advises the Staff that the decrease in Flash-Riders’ remuneration and incentives from 97.2% to 87.6% of the Company’s revenues from 2019 to 2020 was primarily due to the decrease of customer incentives, which led to the increase of the Company’s gross profits, as well as the increase of the Company’s revenues. The Company did not adopt a profit-sharing model with the Flash-Riders, and thus, the Flash-Riders’ remuneration and incentives are not fixed as a proportion of the Company’s revenues.

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 80

12.

We note you disclose that you expect to invest substantially all of the proceeds from this offering in your PRC operations for general corporate purposes. Please reconcile this disclosure with your disclosure under Use of Proceeds.

In response to the Staff’s comment, the Company has revised the disclosure on pages 85 and 86 of the Revised Draft Registration Statement.

Industry, page 87

13.

Please tell us the basis for various statements such that you are the “first and only brand that has become synonymous with on-demand dedicated courier service in China” or that FlashEx has become “the household brand and the preferred service provider,” or revise to characterize these as your belief and state the basis for such belief.

The Company respectfully advises the Staff that according to iResearch’s industry report, FlashEx is the first company that offers on-demand dedicated courier services to customers in China. With its development, FlashEx has the highest frequently used rate and has become synonymous with on-demand dedicated courier service, similar to Google being synonymous with search engine service.

U.S. Securities and Exchange Commission

July 16, 2021

The statements concerned are further supported by a customer survey conducted by iResearch. According to the survey results, 21.5% of the recipients were highly satisfied with the delivery services of FlashEx, the highest among the on-demand dedicated courier service providers in China. In addition, FlashEx had the highest recommendation rate among its peers. 97% of the recipients recognized FlashEx as an on-demand dedicated courier service provider, and 97.8% of them claimed that they expected to continue to use FlashEx’s services.

Overview of the On-Demand Delivery Market in China, page 87

14.

You disclose that the food delivery segment is witnessing a significant growth from market size of RMB125.8 billion in 2016 to RMB797.9 billion in 2020. Please disclose if your current operations have included food delivery or if this is only a theoretical extension of your business.

In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that its current operations include food delivery. Specifically, the Company has partnered with fine dining and boutique restaurants with higher order value and quality-sensitivity which provide dedicated fine dining delivery services to their customers.

Competitive Landscape of Independent On-demand Dedicated Courier Market in China, page 91

15.	Please disclose the identities of the competitors discussed in your chart as companies B, C and D.

In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that Company B is a regional on-demand dedicated courier service provider; Company C is a sub-segment of a local retail and logistics platform; and Company D is a sub-segment of an integrated express logistics service provider. As the Company has already provided a description of each of the referenced competitors in the Revised Draft Registration Statement, the Company believes that disclosing their exact names would not provide additional meaningful information to investors in making their investment decision.

Business, page 93

U.S. Securities and Exchange Commission

July 16, 2021

16.

Please describe your proprietary technology and intelligent algorithms and your dispatch system and explain how you utilize your crowd-sourcing model for Flash-Riders, including how such riders register with you and are assigned a delivery. In addition, please explain how your proprietary pricing and dispatching system prices orders, including the array of factors considered, and calculates an optimal delivery route. Discuss how your digitalized rider management system helps rate, incentivize and retain your Flash-Riders.

In response to the Staff’s comment, the Company has revised the disclosure on page 101 and 103 of the Revised Draft Registration Statement.

Regulation, page 107

17.

Please revise your disclosure, as applicable, to discuss how the regulations you discuss here are applicable to you and your operations. For example, your disclosure does not appear to state how the Foreign Investment Law, and the 2020 Negative List and 2020 Encouraged Industry Catalogue, apply to you.

In response to the Staff’s comment, the Company has revised the disclosure on pages 113 and 116 of the Revised Draft Registration Statement.

Regulations Relating to Anti-Monopoly, page 114

18.

You disclose that whether the relevant business operators are required to “choose one” among the internet platform and its competitive platforms may be considered to analyze whether such internet platform operator with dominant market position abuses its dominant market position and excludes or restricts market competition. In this regard, discuss if you engage in this practice.

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it does not believe it has engaged in any behaviors in violation of the Anti-monopoly laws, such as entering into monopolistic agreements or requiring other business operators to “choose one” among the Company and its competitors.

Management

Employment Agreements and Indemnification Agreements, page 126

19.

Please revise to disclose the material terms of your employment agreement with each executive officer, including the date such executive officer’s employment expires, and file executed copies of such agreements as exhibits.

U.S. Securities and Exchange Commission

July 16, 2021

In response to the Staff’s comment, the Company has revised the disclosure on page 132 of the Revised Draft Registration Statement and included the executed copies of these agreements as Exhibit 10.3, 10.4, 10.5 and 10.6.

Description of Share Capital, page 133

20.

Please expand your disclosure to describe each series of your preferred shares and describe the corporate governance provisions under your Shareholders Agreement that will remain effective upon completion of this offering.

The Company respectfully advises the Staff that, as previously disclosed pursuant to Item 10.A.6 of Form 20-F, only Series D-1 and D-2 preferred shares were issued in the past three years. In response to the Staff’s comment, the Company has revised the disclosure on pages 149 of the Revised Draft Registration Statement. The Company further respectfully advises the Staff that all the corporate governance provisions under the Shareholders Agreement, except for the registration rights, will terminate upon the completion of the offering, and therefore only the registration rights are described therein.

Notes to the Consolidated Financial Statements

Note 1. Description of Business and Organization

Organization, page F-9

21.

We note that during the year ended December 31, 2020, RMB 245 million in financing cash flows were provided to the VIE by the WFOE. Revise to disclose the type and amount of support, including situations in which the reporting entity assisted the VIE in obtaining another type of support. Additionally, disclose the primary reasons for providing the support. Refer to ASC 810-10-50-5A.c.

The Company respectfully advises the Staff that the Company noted errors in the consolidated cash flow information of the VIE for the years ended December 31, 2019 and 2020. All the cash flow provided by the WOFE to the VIE for the years ended December 31, 2019 and 2020 were under service agreements between the WOFE and VIE, and the WOFE did not provide any financial support to the VIE. The Company has revised the net cash provided by operating activities for the years ended December 31, 2019 and 2020 to RMB48,061 and RMB3,583, respectively. The Company has also revised the net cash (used in) provided by financing activities for the years ended December 31, 2019 and 2020 to nil and nil, respectively.

U.S. Securities and Exchange Commission

July 16, 2021

22.

Please provide additional qualitative information about the VIE’s activities, including a description of the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-5A.d.

In response to the Staff’s comment, the Company has revised the disclosure on F-9 of the Revised Draft Registration Statement.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Service Revenue, page F-16

23.

We note your disclosure that you are principal in the provision of on-demand delivery services to customers and recognize revenue on a gross basis. Please clarify how you considered all of the factors in ASC 606-10-55-36 through 55-40 in determining that you are the principal in the transaction. Your response should include the following:

•	Clarify the specific services contracted for by the customer and how you control each of these services prior to the order being transferred to the customer.

•

Explain the specific terms of the contract that you enter into with the customer and the specific terms of the contract that you enter into with the rider as they relate to responsibility for fulfillment and acceptability of services.

•	Clarify whether you are obligated to pay the rider in the event a delivery is cancelled or in other circumstances where the rider has otherwise fulfilled all of their obligations under the contract.

•	Tell us the nature of your implied promise to find a replacement in case of unexpected contingencies to ensure that the delivery is completed in a timely manner.

•	Tell us what the terms are for your additional arrangements with high-performance riders, including whether or not you are required to pay the riders a minimum amount each week.

•	Tell us what proportion of your riders are high-performance riders, riders from outsourced delivery agencies and other riders.

U.S. Securities and Exchange Commission

July 16, 2021

In response to the Staff’s comment:

Identification of the specified services contracted for by customers, including the specific terms of the contracts with customers

The Company respectfully advises the Staff that the Company has identified the services contracted for by customers as the provision of delivery services at a specified quality standard—to deliver within the promised delivery time in a reliable manner.

In determining the specified services contracted for by customers, the Company has considered the nature of its promise to the customers, including the contract terms with the customers and the customers’ expectations given the Company’s other representations.

Under the contract with customers, the Company identifies itself as the primary obligor in the provision of delivery services, i.e. delivering their goods to a designated location. The specific terms of the contracts that the Company enters into with customers as they relate to responsibility for fulfillment and acceptability of services are summarized as below:

•	The Company provides delivery services to the customers.

•

The Company is liable for the loss and damage on the delivered items resulting from its faults based on the value of the delivered items. The upper limit of the compensation is RMB5,000. Although the contract with the customers limits the Company’s liability, historically the Company has compensated all the customers’ losses despite of the RMB5,000 limit.

•	The Company promises the expected delivery time to the customers for each order on its app and websites as following.

Distance	Promised delivery time
Within 3 kilometers	Within 40 minutes

More than 3 kilometers and less than 5 kilometers	+10 minutes

More than 5 kilometers	+5 minutes per kilometer

While the contracts with the customers do not include compensation clauses in the event of late delivery, in practice if the Company fails to complete a delivery within the promised delivery time and the customer makes a complaint, subject to investigation on the reasons for the late delivery, the Company will compensate the customers. To minimize complaints from the customers on late or failed delivery, the Company will find a replacement if a rider is not able to complete the delivery service. For example, if the original rider cannot arrive the pick-up location in time due to traffic, the Company will find a replacement rider so that the delivery can be completed within the promised delivery time.

U.S. Securities and Exchange Commission

July 16, 2021

•

All customers are required to pay in full when they submit a delivery request to the Company at the latest, i.e. before a rider is assigned by the Company. Customers pay in full either via non-refundable upfront payments placed in advance for a discount, or via real-time settlement by third party payment companies at the time the request is submitted.

•

The contracts allow the customers, but not the Company, to terminate the order. Before the customers cancel a request and the Company returns the non-refundable credits (if a customer utilizes the non-refundable deposits) or cash (if a customer pays cash real-time), the Company is obliged to fulfil the delivery service.

The Company brands its services as “FlashEx,” which means “delivery in a flash,” and differentiates itself from other peers in terms of both reliability and speediness of the services. On the Company’s website and other media channels, the Company describes and markets its service as (a) delivery services in a reliable and speedy manner; (b) one rider only serving one delivery order instead of serving multiple order simultaneously; (c) assigning a rider in 1 minute, picking up the goods in 10 minutes, completing intra-city delivery order in 60 minutes; and (d) the Company being a delivery solution provider while FlashEx’ customers care more about the speed and reliability of the delivery.

The Company adopts an on-demand dedicated courier model that is designed to fulfill high-value order demands with high time- and quality-sensitivity. In order to minimize loss rate, shorten delivery time and enhance time certainty, for each order the Company assigns a dedicated rider to pick up and deliver the order to the recipient without combining multiple orders or changing hands on the route. This on-demand dedicated courier delivery provides readily accessible delivery solutions to individuals who have spontaneous local express delivery needs across various areas and time, and is able to address their delivery needs in terms of delivery speed, certainty and safety. The Company also provides business customers with reliable fulfillment solutions, especially for businesses located in premium or specialty segments, which may find batched delivery sub-optimal despite its lower prices.

The Company’s proprietary technology systems also help to manage the performance of the riders, optimize efficiency by balancing the supply of the riders with customer demand, and dispatch each order to the best-suited riders based on their past performance and experience. Given the promises given by the Company to deliver in a timely and reliable manner (via contract terms and other representations), the Company will compensate the customers when they make a valid claim in the events of sub-standard delivery service. The Company is not necessarily able to recover the compensation amounts from the riders (see further explanation under the contract terms with riders below). As a result, historically the Company experienced losses on certain delivery orders when the compensation provided to the customers exceeded the delivery fee (if any).

U.S. Securities and Exchange Commission

July 16, 2021

In view of the above, the Company concludes that its promise to customers goes beyond simply the provision of delivery services but provision of such services at the specified quality standard (“value-added delivery services”). In other words, the Company’s value-added to ensure the delivery is up to the specified quality standard is an inseparable part of the promise.

Determination of whether the Company controls the specified services

The Company assessed that the Company acts as a principal in respect of the provision of the delivery service at a specified quality standard because the Company first enters into a contract with a customer under which the Company does not have a right to cancel, the Company then selects and directs a rider to provide the delivery service at the specified quality standard on behalf of the Company. This is different from a matching service where there is no contract with a customer until a rider agrees to fulfill the customer’s request. The Company considered that its arrangement is similar to Example 46A in ASC 606 in which the entity obtains a contract with a customer to provide office maintenance services before the Company engages a subcontractor to perform the services on its behalf.

In addition, the Company controls the value-added delivery service before the Company is transferred to customers primarily because the Company controls the value-added components of its promise, including its proprietary algorithms, its resource planning and its ongoing monitoring for contingencies. More specifically:

The Company controls and optimizes its resourcing model

The Company’s network of registered riders comprises high-performance riders, riders from outsourced delivery agencies and other riders. Optimizing this mix is critical to achieve the promised quality standards at a reasonable cost to the Company. Therefore, from time to time, the Company adjusts the proportion of each category of riders, considering the trends of customers’ demands, utilization of delivery capacity, and the level of customers’ satisfaction.

U.S. Securities and Exchange Commission

July 16, 2021

To provide a reliable service (including the safety of the goods and the shortening the customers’ waiting time for the Company’s assignment of an order), the Company prioritizes the assignment of orders to high-performance riders to mission-critical orders. Comparing with the other riders, the high-performance riders generally have more experience and higher performance rating. As the high-performance riders are committed to a minimum order assignments and workdays, when assigning the orders to the riders the Company takes into account the service commitment by the high-performance riders such that they will be assigned sufficient orders to meet the minimum service requirements. Due to this assignment priority, the high-performance riders generally earn higher income than other riders. Further, the Company intentionally limits the number of high-performance riders so as to create competition among the riders, which in turn motivates other riders to provide high quality service and complete more delivery orders to earn the high-performance rider status.

The Company also engages riders from outsourced delivery agencies to secure a backup delivery resource, which is particularly critical when there is unexpected disruption in rider supply caused by bad weather conditions or other reasons. However, the Company incurs more costs if the orders are completed by the riders from outsourced delivery agencies as the Company will need to pay the outsourced delivery agencies in addition to the standard service fee payable to the individual riders. In order to balance the objectives of achieving stable resources and managing costs, the Company optimizes the mix of the riders from outsourced delivery agencies and the directly engaged riders.

Proportion of high-performance riders, riders from outsourced delivery agencies and other riders

The Company respectfully advises the Staff that the proportion by the number of riders and the contribution to revenue are summarized as following.

	Year ended December 31,
	2019		2020
	Proportion by the number of riders	Proportion by the contribution to revenue	Proportion by the number of riders	Proportion by the contribution to revenue
High-performance riders	20%	47%	28%	56%
Riders from outsourced delivery agencies	1%	1%	3%	5%
Other riders	79%	52%	69%	39%

Total	100%	100%	100%	100%

U.S. Securities and Exchange Commission

July 16, 2021

The Company controls the proprietary assignment algorithms

The Company sees its automated dispatching system as critical to its success as the Company positions itself as a speedy and reliable delivery service provider. The Company’s proprietary algorithms determine the best suited rider, accommodating the customer’s needs for both speedy and reliable delivery based on location, types of goods being delivered and the characteristics of the riders.

The algorithms also forecast customer demand, which helps to balance the supply of riders with projected demand from customers to ensure that the orders will be picked up by the appropriate rider as soon as possible. The demand forecasting also helps to keep riders busy, which in turn help the Company recruit and retain its rider workforce.

Overall, the Company’s customers include individual customers and business customers with a diverse portfolio of businesses, including local merchants and small and medium-sized enterprises (SMEs), such as local restaurants, flower shops, bakeries, realty agencies, law firms and vendors on major e-commerce platforms. The goods to be delivered range from business documents, legal documents, identity cards, passports, flowers, cakes, electronics, fine-dining to high value items such as jewelry and luxury handbags. In order to ensure that the goods are delivered properly and safely, the proprietary algorithms dispatch the order to a particular rider based on his/her relevant experience and the level of sensitivity along the dimensions of timeliness and security. For high value items and items that need to be delivered with greater time precision or greater care, the proprietary algorithms will dispatch those orders only to highly rated riders with the relevant experience.

With this optimized dispatching system, the Company covers an average delivery distance of 7.1 kilometers and completes the delivery within 40 minutes on average, while achieving a low loss rate of 0.01%. Meanwhile, the Company also maintained a high customer satisfaction rate, according to market research conducted by a third-party consulting company. Due to the reputation established by the Company, the Company was able to charge an average price per order of RMB21.6 in 2020, which represents a significant premium compared to its competitors.

The Company determines which rider is to fulfil which customer orders

U.S. Securities and Exchange Commission

July 16, 2021

The Company directs the riders to perform the delivery service on its behalf by assigning a particular order to a specific rider based on its proprietary algorithms. The Company’s network of registered riders comprises high-performance riders, riders from outsourced delivery agencies and other riders, and the algorithms determine the assignment so as to achieve the specified quality standard at a reasonable cost.

To ensure a stable pool of rider resources to draw from, the high-performance riders commit to provide a minimum number of weekly service order assignments and cannot decline or disregard the orders assigned to them without penalty, while other riders can disregard a delivery order without penalty. Although the Company is not required to pay the high-performance riders a minimum amount each week, when assigning the orders to the riders the Company takes into account the service commitment by the high-performance riders such that they will be assigned sufficient orders to meet the minimum service requirements. In addition, the Company obtains a minimum service commitment from the outsourced delivery agencies during the specified period before receiving any delivery orders.

The Company also directs the riders to perform the delivery service on its behalf by controlling how the riders perform the service. Once an order is picked up by a rider, the rider is required to follow the instruction and procedures set by the Company, including but not limited to the following:

•

Standard greeting words and wearing the uniform and delivery boxes with the Company’s logo such that the customers will have similar experience and receive standardized service each time they engage the Company.

•	Delivery route provided to riders to ensure they can complete the delivery within the time promised to the customers by the Company.

•	Confirm the identity of the recipient with the use of passcode to make sure the goods are delivered to the right recipient.

Each rider should keep a minimum account balance of RMB300 on FlashEx’ platform. If the riders do not follow the policies and the Company receives customer complaints resulting from the riders’ faults, the Company will charge the rider a penalty by deducting the balance of the rider’s account and/or suspend the rider’s account such that the rider will not be assigned any orders.

The specific terms of contracts with riders

U.S. Securities and Exchange Commission

July 16, 2021

The Company respectfully advises the Staff that the specific terms of the contracts with the riders are summarized as below:

•	The Company engages the riders to provide delivery services to the Company’s customers.

•

The Company has the discretion to increase, decrease or change the service requirements for riders according to the operation needs or market changes (including but not limited to the service process, risk aversion, affair treatment, behavior and norms, security strategies and other service requirements as specified in the “Flash-Riders Manual” published by the Company on its official website, as well as any other written, oral or other form of service requirements that the Company may impose on the riders at any time).

•

Riders shall strictly comply with the Company’s service requirements; if riders violate the service requirements, disciplinary actions will be applied according to the relevant provisions in the service requirements, including but not limited to temporary or permanent suspension of riders’ account on the Company’s platform.

•

The Company settles the service fee of each order with the rider. The service fee will be recorded in the rider’s account, and the rider has the rights to request withdrawal at any time (subject to the minimum account balance of RMB300).

•

The Company has rights to adjust the service fee to be paid to riders according to the changes in the market and competition. Riders’ agreement on the service fee or acceptance of an order indicate that riders agree on the change of the delivery service fee. If riders do not agree on the changed delivery service fee, riders shall apply for settlement of the account balance and cancel the account.

•

Riders should compensate the Company if the delivered items are lost and destroyed due to riders’ faults. Riders should immediately compensate the Company if the Company has compensated the customer. The Company has a right to deduct the balance of the riders’ account for the compensation paid to the customer by the Company. Despite this compensation clause, in practice the Company bears the fulfilment risks as the primary obligor of the delivery service because 1) the minimum balance of the riders’ account required by the Company is RMB300. Historically in many cases, this balance was not sufficient to recover the compensation amount paid by the Company to the customers. Due to the financial wherewithal of the riders, the Company was not be able to seek further compensation from the riders;

2) The Company cannot punish the riders when the riders do not breach the Company’s policy. This happens when, for example:

i) the delay in delivery is due to an accident or broken vehicle;

ii) the damage is caused by the inherent characteristics of the delivered goods, e.g. cakes melt during the delivery

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iii) the packaging is intact but the goods inside the packaging is damaged.

In these circumstances, the Company will pay the riders for the services provided and find a replacement to complete the order if needed. The Company will also compensate the customers when they make a complaint.

•

In the event of cancellation of orders by the customers, if the customer cancels the delivery order more than 8 minutes after the rider is assigned, the Company should pay RMB4 to the rider. If the customers cancel the delivery orders after the riders pick up the goods, the Company is obligated to pay RMB4 to the rider when the rider is within 500 meters from the pick-up location, and the full standard service fee if the rider is beyond 500 meters from the pick-up location.

The Company summarizes the additional arrangements with high-performance riders as following.

•

The high-performance riders commit to provide services for at least 5 days within a week, and to complete a minimum number of assignments per week ranging from 20 to 30 depending on the cities and cannot decline or disregard the orders assigned to them without penalty. The Company promotes the benefits of being high-performance riders on its official WeChat account—the high-performance riders enjoy a higher and more stable income than other riders.

The Company summarizes the additional arrangements with the outsourced agencies as follow.

•

Each agency should provide minimum 20 riders per day in one month, and each rider should complete at least 5 delivery orders per day. If the agency is not able to achieve the target in consecutive two months, the Company has the rights to terminate the arrangement with the agency.

•	The amount of service fee paid to agencies is determined on the volume of orders completed, the number of riders, and the quality of the performance.

Indicators of control

Additionally, the Company assessed the indicators of control in ASC 606-10-55-39 as follows:

•	Primary responsibility for fulfillment

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July 16, 2021

The Company contracts directly with the customers in providing the delivery service and is responsible for claims for refunds if the request is not fulfilled and any other compensation claims in the case of late delivery or goods damage or loss. The Company has dedicated customer service staff for resolving the questions and issues raised by the customers during and after the delivery process.

When the Company receives compensation claim from the customers, e.g. damage/loss of the goods being delivered or delay in the delivery time, after verifying the validity of the claim, the Company will compensate the customers at a mutually agreed amount. The Company may or may not be compensated by the riders if, for example, the late delivery or loss or damage is not caused by the riders, or the riders do not have the financial ability to pay. In other words, the Company bears the fulfilment risks as the primary obligor of the delivery service.

From the perspective of the customers, they have no visibility about the arrangement between the Company and its riders. They also do not have a contractual relationship with the riders. The Company issues invoice in its own name and logo and describes the invoice amount as a delivery service fee. The riders, being equipped with uniforms and delivery boxes with the Company’s logo, are no different from the Company’s own employees in the eyes of the customers. The Company cannot discharge its responsibility as the delivery service provider in the event of accidents just because the riders are not its employees. The Company is subject to claims, lawsuits and other legal proceedings seeking to hold the Company liable for property damages and personal injuries caused in the process of performing the delivery services. Historically, in some cases the Company was held liable and made to pay for injuries caused by the riders during the delivery as if the riders had been the Company’s employees.

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July 16, 2021

b. Inventory risk

As mentioned above, when a customer is not satisfied with the Company’s performance e.g. the delivery is delayed, the Company will compensate the customer by giving some refund or discount voucher in order to maintain the customer relationship. If the rider is not liable for the issue e.g. the delay is caused by traffic or weather, the Company is required to pay the riders in accordance with the normal terms. As the Company does not have a back-to-back arrangement with the customers and the riders, the Company bears risks analogous to ‘back-end’ inventory risk for physical goods. In some orders the Company recorded a negative gross margin as result of the compensation to customers. The Company is also exposed to margin variability because the Company enters into a non-cancellable contract with a customer at a fixed price before assigning the order to a rider. In order to fulfill its promise to provide delivery services at a specified quality standard, the Company may assign the order to a rider from outsourced delivery agencies when other types of riders are occupied by other assignments. As discussed above, the Company incurs more costs if the orders are completed by the riders from outsourced delivery agencies as the Company will need to pay the outsourced delivery agencies in addition to the standard service fee payable to the individual riders. In such cases, the Company will earn a lower margin from the order.

The Company also bears risks analogous to ‘front-end’ inventory in respect of the development and maintenance of the proprietary algorithms and the purchase of group insurance for all riders against their personal accident risk.

c. Pricing latitude

The Company has full discretion in setting the delivery price charged to customers. The Company has a relatively strong pricing power when compared to its peers and is charging the customers a premium price as compared with the Company’s competitors due to its differentiated offering and reputation as a fast and reliable courier. To encourage customers to place deposits (which are non-refundable) in advance of delivery request submission, the Company, at its discretion, offer discount incentives and changes the offers from time to time.

The Company also determines at its discretion how much the Company pays the riders, which is not visible to the customers.

24.	Revise to disclose the amount of revenue recognized in the reporting period that was included in the deferred revenue balance at the beginning of the period. Refer to ASC 606-10-50-8.

In response to the Staff’s comment, the Company has revised the disclosure on page F-17 of the Revised Draft Registration Statement.

25.

We note that you generate your revenue from on-demand dedicated courier services you provide to individual and business customers. In addition, we note that you provide your services in various regions. Please tell us what consideration was given to presenting disaggregation of revenue on one or both of these bases. Refer to ASCs 606-10-50-5 and 606-10-55-89 to 55-91.

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The Company respectfully advises the Staff that the Company considered ASCs 606-10-50-5 and 606-10-55-89 to 55-91 and concluded that the nature, amount, timing and uncertainty of revenue and cash flows from individual customers and business customers are similar. Revenues from both individual and business customers are recorded when the delivery services are completed, with similar performance obligations. The payment terms are also similar, i.e. upfront payment prior to the services being provided. Therefore, the Company concluded the disaggregation of revenue by individual and business customers was not necessary. In addition, to become a business customer, the customers are required to go through a registration process, including but not limited to the customer providing a copy of its business license to the Company. However, certain business customers, in particular some small business customers, choose to register as an individual customer with the Company. Therefore, the current business and individual customer information in the Company’s system may not be an appropriate reflection of the nature of the customer. As a result, the Company decides not to disclose the revenue information by customer type. The Company further respectfully advises the Staff that the Company conducts its operations principally in China, as disclosed on page F-17 of the Draft Registration Statement.

The Company’s revenues generated in other regions outside of China are less than 0.1% for the years ended December 31, 2019 and 2020, which the Company has concluded insignificant, and therefore the Company determined it is not required to disclose such information.

Customer Incentives, page F-17

26.

You disclose that total sales consideration is allocated based on management’s best estimate of the relative stand-alone selling price of the points reward and the delivery service. Please revise to disclose the methods and assumptions used to determine standalone selling price for each of your performance obligations. Refer to ASC 606-10-50-20.

In response to the Staff’s comment, the Company has revised the disclosure on page F-17 of the Revised Draft Registration Statement.

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General

27.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

*    *     *

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July 16, 2021

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Allen Lu, partner at KPMG Huazhen LLP, by telephone at +86 10 8508-7805 or via email at allen.lu@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Peng Xue, Chief Executive Officer and Chairman of the Board of Directors, BingEx Limited

Le Tang, Chief Financial Officer, BingEx Limited

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Kirkland & Ellis International LLP

Allen Lu, Partner, KPMG Huazhen LLP